Reply Attention of	Jun Ho Song	Clark Wilson LLP
Direct Tel.	604.643.3106	Barristers & Solicitors
EMail Address	jhs@cwilson.com	Patent & Trade-mark Agents
Our File No.	31970 -0001/ CW3873955.1	800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

November 19, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:         John Reynolds, Assistant Director

Dear Sirs:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed October 14, 2010
File No. 000-29981

                             We are counsel to the Company. We write in response to your letter dated November 3, 2010 (the “Comment Letter”) with respect to the above-noted filing of the Company. The Company is preparing to update the financial statements in the Schedule 14A to include the interim financial statements for the period ended September 30, 2010 and preparing the responses for your comments. The Company expects to provide a complete response to all comments by no later than November 30, 2010.

                             Should you have any questions, please do not hesitate to contact the writer directly at (604) 643-3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

JHS/jhs

cc:   Biopack Environmental Solutions Inc.
        Attn: Sean Webster